Exhibit 19
POLICY:

This Insider Trading Policy (this “Policy”) of Winnebago Industries, Inc. (the “Company”) provides guidelines to employees, officers, and directors of the Company and their related parties, and to the Company itself, with respect to transactions in the Company’s securities.

APPLICABILITY OF POLICY:

Section 1.    Company Securities Covered. This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.

Section 2.    Persons and Entities Subject to Policy. This Policy applies to all of the following, who are referred to as “Covered Persons”:

•all members of the Company’s Board of Directors and officers and employees of the Company and its subsidiaries (collectively, “Company Personnel”);
•all consultants and advisors to the Company and its subsidiaries whose work brings them into contact with Material Nonpublic Information (as defined below) who are not otherwise covered by a duty to comply with the principles in this Policy (collectively, “Company Consultants”); and
•the following “Related Parties”:
oany members of the immediate families of Company Personnel or Company Consultants and any other persons sharing a home with, or who are economically dependent upon, Company Personnel or Company Consultants, and oany other person or entity, including a trust, corporation, partnership or other association whose transactions in the Company’s securities are controlled or influenced by Company Personnel or Company Consultants.

Section 3.     Insider Status. Any person who is aware of Material Nonpublic Information regarding the Company is an “Insider” for so long as the information is not publicly known (i.e., has not been fully disclosed). Inside information is transaction-specific and any employee can be an Insider from time to time.

Section 4.    Obligations After Cessation of Service to Company. If a person subject to this Policy ceases to be a Covered Person when the person is aware of Material Nonpublic Information, the applicable provisions of the Policy will continue to apply to such person until that information becomes public or is no longer material. Accordingly, certain provisions of this Policy, including Trading Windows and pre-clearance, may continue to apply after ceasing to be a Covered Person, based on the circumstances at the time of separation.

Section 5.    Transactions by the Company. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy that any transactions by the Company will comply with applicable laws with respect to insider trading.
Section 6.    Transactions in Other Companies’ Securities. This Policy also prohibits Covered Persons from trading in another company’s securities while any such Covered Person is aware of Material Nonpublic Information concerning that company, particularly when that information was obtained in the course of such Covered Person’s service to the Company. These other publicly traded companies may include suppliers, customers, business partners, competitors and potential merger or acquisition parties. Covered Persons should also not disclose such information, or make trading recommendations regarding such other companies, to any other person.

STATEMENT OF POLICY:

GENERAL POLICY

The Company prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

SPECIFIC POLICIES APPLICABLE TO ALL COVERED PERSONS

Section 1.    Trading on Material Nonpublic Information. No Covered Person shall engage in any transaction or have others engage in any transaction on behalf of such person involving the Company’s securities, including any offer to purchase or offer to sell, when the Covered Person is aware of Material Nonpublic Information concerning the Company until such information has been fully disclosed publicly, except for transactions exempt in accordance with this Policy. From time to time, the Company may impose a Trading Window on any Covered Person during which transactions in the Company’s securities will be suspended with respect to any such Covered Person, as described in more detail below.

Section 2.    Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) (a “tippee”) where such tippee might then trade in the securities of companies while aware of such information, nor shall such Insider make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Section 3.    Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

Section 4. Speculative Transactions. All Covered Persons are prohibited at all times, even during an open Trading Window from:

•holding any Company securities in a margin account or pledging Company securities as collateral for a loan;
•engaging in transactions in puts, calls, or other derivative transactions relating to the Company's securities;
•short-selling securities of the Company; and
•purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of any equity securities of the Company.

The foregoing restrictions apply to all securities of the Company owned directly or indirectly by Covered Persons. The foregoing restrictions shall not preclude any Covered Person from engaging in general portfolio diversification or investing in broad-based index funds.
Covered Persons who have managed accounts (where another person has been given discretion or authority to trade without the Covered Person’s prior approval) should advise the broker or investment adviser not to trade in the Company’s securities at any time and otherwise limit trading to ensure compliance with this Policy. This restriction does not apply to investments in publicly available mutual funds.

Section 5.    Event-specific Trading Window Closures. From time to time, material developments known only to a limited number of Company Personnel or Company Consultants occur and cause the Company to impose on an appropriate group of Covered Persons additional restrictions on trading. A Covered Person will be notified if such Covered Person become part of such a group, and such Covered Person should not disclose to others the fact that he or she has been so notified or that additional restrictions on his or her trading have been imposed. Decisions about any event-specific trading window closure may be announced by the Chief Executive Officer, the Chief Financial Officer, or the General Counsel.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION:

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of stock or other securities, regardless of whether such information is positive or negative.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, would often be considered material and should be analyzed carefully. Examples of such information may include:

    Financial results
    Projections of future financial results
    New product announcements of a significant nature
    Significant product defects or modifications
    A pending or proposed acquisition, merger, joint venture or other strategic relationship
    Impending bankruptcy or financial liquidity problems
    Significant cybersecurity incidents

    Gain or loss, or change in status, of a significant customer or contract
    Equity or debt offerings
    Significant actual or threatened litigation
    Significant governmental regulatory activities
    Changes in senior management
    Changes in dividend policy or stock splits
    Significant pricing changes
    Significant changes in accounting methods

The above list is only illustrative; many other types of information may be considered “material” depending on the circumstances.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public, as described below.

DEFINITION OF PUBLIC DISCLOSURE:

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order for information to be disclosed to the public, the information must be widely disseminated, such as through issuance of a press release or disclosure in a Securities and Exchange Commission (“SEC”) filing, such as a Form 10-K, Form 10-Q or Form 8-K. Information disclosed on a conference call or webcast that was announced in advance and publicly accessible is also considered publicly available. However, a presentation to a select audience, a posting on the Internet or social media, or an article in a limited-distribution magazine generally do not qualify as full disclosure. Full public disclosure means that the securities markets have had the opportunity to digest the news. Generally, two trading days following public release is regarded as sufficient for dissemination and interpretation of material information.

GUIDELINES APPLICABLE TO DIRECTORS, OFFICERS AND CERTAIN OTHER EMPLOYEES:

The guidelines regarding a quarterly trading window and the pre-clearance of trades set forth in Sections 1 and 2 below, respectively, are applicable to all directors and officers of the Company as well as to those other employees that the Company believes have access to Material Nonpublic Information in the course of their duties who have been notified by the Company that they are subject to the quarterly trading window and pre-clearance requirements of this Policy, and other Covered Persons associated with such persons.

Section 1.    Quarterly Trading Window. The period beginning 14 calendar days prior to the end of each fiscal quarter and ending two trading days following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Company Personnel and Company Consultants will, during that period, often be aware of Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, the Company has designated a quarterly “Trading Window” period pursuant to which the Trading Window will be open commencing at the close of business on the trading day following the date of public disclosure of the financial results for a particular fiscal quarter or year and ending at the close of business on the fifteenth day prior to the end of the fiscal quarter. Each person who has been notified by the Company that they are subject to the quarterly Trading Window and pre-clearance guidelines of this Policy must refrain from conducting transactions involving the Company’s securities other than during an open Trading Window, except for transactions subject to an exemption set forth below. The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is generally the first week or two after the quarterly Trading Window opens.

The purpose behind the Company’s self-imposed Trading Window periods is to help establish a diligent effort to avoid any improper transaction. It should be noted, however, that even during an open Trading Window, any person aware of Material Nonpublic Information concerning the Company should not engage in any transactions in the Company's securities until two trading days following the date of public disclosure of such information, whether or not the Company has recommended a suspension of trading to that person, except for transactions subject to an exemption set forth below. Trading in the Company’s securities during an open Trading Window should not be considered a “safe harbor,” and all Covered Persons should use good judgment at all times.

Section 2.    Pre-clearance of Trades. All directors and officers of the Company as well as those other employees that the Company believes have access to Material Nonpublic Information in the course of their duties who have been notified by the Company that they are subject to the quarterly Trading Window and pre-clearance requires of this Policy, and other Covered Persons associated with such persons, should refrain from conducting transactions involving the Company’s securities, even during an open Trading Window, without first complying with the Company’s “pre-clearance” process, except for transactions subject to an exemption set forth below. Each such person should receive pre-clearance from the Company’s General Counsel or the General Counsel’s designee prior to conducting a transaction in the Company’s securities, and even prior to discussing a potential transaction with a broker, family member or other third party. The Company may find it necessary, from time to time, to require compliance with the pre-clearance process from additional employees, consultants, and contractors. If a transaction has been approved under this pre-clearance process, the trade must be effected within five (5) business days of the pre-approval, or such other period specified by the General Counsel, or the person should seek another pre-clearance approval. The Company may also revoke pre-approval of a trade at any time, and any trade not yet effected as of such revocation may not proceed. The Company will make available a stock transaction pre-clearance form that should be submitted with each pre-clearance request.

CERTAIN EXCEPTIONS:

The only exceptions to the trading window and/or pre-clearance requirements of this Policy are as follows:

Section 1.     Vesting of Restricted Stock or Restricted Stock Units, Including Forfeiture of Shares for Tax Withholding. Vesting of restricted stock or restricted stock units, including performance stock units, is exempt from the Trading Window and pre-clearance requirements of this Policy. Similarly, exercising a tax withholding right with respect to restricted stock or restricted stock units pursuant to which Company Personnel elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon vesting is exempt from the Trading Window and pre-clearance requirements of this Policy.

Section 2.    Purchase of Shares under ESPP. The purchase of shares pursuant to an election to participate in the Company’s Employee Stock Purchase Plan (“ESPP”) is exempt from the Trading Window and pre-clearance requirements of this Policy. However, this Policy does apply to selling shares acquired through the ESPP.

Section 3.    Transactions Pursuant to a Pre-Approved Rule 10b5-1 Trading Plan. Any Covered Person who wishes to enter into a trading plan under SEC Rule 10b5-1 must first obtain pre-approval of the plan by the General Counsel or the General Counsel’s designee. As required by Rule 10b5-1, Covered Persons may enter into a trading plan only when such person is not aware of Material Nonpublic Information. In addition, officers, directors and employees may only enter into a Rule 10b5-1 trading plan when the Trading Window is open. Transactions effected pursuant to a pre-approved trading plan will not require further pre-clearance and need not occur only during open Trading Windows at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula or fully delegates authority for determining the dates, prices and amounts, and otherwise complies with the requirements set forth in Appendix A to this Policy.

Section 4.    Bona Fide Gifts. Making bona fide gifts of Company securities is exempt from the Trading Window restrictions of this Policy if the gift is made to a Covered Person subject to this Policy or the person making the gift has a reasonable basis for believing that the recipient of the gift will not sell the securities during a restriction existing at the time of the gift that precludes the person making the gift from trading pursuant to the terms of this Policy.

Section 5. Dividend Reinvestments. The purchase of Company securities under any Company dividend reinvestment plan is exempt from the Trading Window and pre-clearance restrictions of this Policy. This exemption does not exempt an election to participate in the plan or change the level of participation in the plan. This Policy also applies to any sale of Company securities purchased pursuant to the plan.

Section 6.    Limited Hardship Exception. Under limited circumstances, such as a bona fide hardship, an exception from the Trading Window requirements may be granted for a particular transaction if the Covered Person is not aware of Material Nonpublic Information and the transaction is approved in writing in advance by the General Counsel. The existence of the foregoing approval procedures does not in any way obligate the General Counsel to approve any trades requested by hardship applicants, and any such waiver will be granted sparingly, if ever.

INDIVIDUAL RESPONSIBILITY OF COMPANY PERSONNEL AND COMPANY CONSULTANTS TO COMPLY WITH POLICY:

All Company Personnel and Company Consultants have the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that person or others. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

A Covered Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if the Covered Person planned to make the transaction before learning of the Material Nonpublic Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Any Company Personnel or Company Consultants who know of any material information concerning the Company that has not been disclosed to the public must report such information promptly to the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company.

Company Personnel and Company Consultants are expected to be responsible for the compliance of their Related Parties, as defined above.

Remember that if securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the- fact with the benefit of hindsight. As a result, before engaging in any transaction, Covered Persons should carefully consider how the transaction may be construed in the bright light of hindsight.
POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION:

Section 1.    Liability for Insider Trading. Under the federal securities laws, Insiders may be subject to civil fines of up to three times the profit gained or loss avoided through the trade and criminal fines of up to $5,000,000 and up to twenty years in jail for engaging in transactions in the Company’s securities at a time when they are aware of nonpublic information regarding the Company.

Section 2.    Liability for Tipping. Insiders may also be liable for improper transactions by any tippee to whom they have disclosed nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The SEC has imposed large penalties even when the disclosing person did not profit financially from the trading.

Section 3.    Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans or termination of employment.

The SEC, the stock exchanges, and FINRA (Financial Industry Regulatory Authority) use sophisticated electronic surveillance techniques to uncover insider trading and tipping.

COMPLIANCE PROCEDURES:

Section 1.    Policy and Information Distribution and Posting. The Company will distribute a calendar of quarterly Trading Windows to all persons subject to the quarterly Trading Windows. A copy of the current version of this Policy and the quarterly Trading Window calendar may also be requested from the General Counsel.

Section 2.    Training. The Company provides training on this Policy and the insider trading rules to all Company Personnel from time to time. Company Personnel are required to attend trainings assigned to them.

INQUIRIES: Please direct any questions as to any of the matters discussed in this Policy to the General
Counsel.

APPENDIX A
Guidelines for Rule 10b5-1 Plans
The following guidelines apply to all Rule 10b5-1 Plans entered into by Covered Persons:

•Covered Persons may not enter into or modify a Rule 10b5-1 Plan when the Trading Window is closed or while otherwise aware of Material Nonpublic Information.

•For directors and officer subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no transaction may take place under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (e.g., a change in the amount, price or timing) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified, but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 Plan.

•For persons other than directors and officers subject to Section 16 of the Exchange Act, no transaction may take place under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification of a Rule 10b5-1 Plan.

•Subject to certain limited exceptions specified in Rule 10b5-1, a Covered Person may not have more than one Rule 10b5-1 Plan in effect at any same time.

•Subject to certain limited exceptions specified in Rule 10b5-1, a Covered Person may only enter into a Rule 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction (a “single-transaction plan”) if the Covered Person has not entered into a “single-transaction plan” in the prior 12 months.

•The Covered Person must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

•Directors and officers subject to Section 16 of the Exchange Act must include a representation in the Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about the Company or Company securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
The Company and the Company’s directors and officers subject to Section 16 of the Exchange Act must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Accordingly, such directors and officers must provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.